Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Coherent Inc

Commission File No. 001-33962

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

February 12, 2021

Dear One II-VI Employees,

I am very pleased to report that we announced this morning that II-VI has made an offer to acquire Coherent, Inc., a global laser technology leader. The details of our offer can be found in the press release that we issued this morning. I wanted to share this news with you and provide some context.

As you know, we regularly review with the II-VI Board of Directors market opportunities, including strategic, value-enhancing acquisitions that will allow us to scale further and diversify our business. We have spent considerable time and resources analyzing Coherent, including its operations and financial performance. As a result of our review, we believe that a transaction between II-VI and Coherent would provide significant benefits for both companies and our respective stakeholders, including you.

A combination with Coherent would enable II-VI to become a uniquely strategic global leader, not only in photonic solutions and compound semiconductors, but also in what we would in the future refer to as laser technology and systems. We would have significant and diversified opportunities to accelerate our growth through complementary technology platforms, to increase our competitiveness by using our combined scale across the value chain, to demonstrate deeper market intelligence and expertise, and to further diversify our businesses and revenue streams.

It is important to understand that today’s announcement is just the first step. As you may have seen, last month Lumentum and Coherent announced that they entered into a merger agreement, and earlier this week, MKS Instruments announced a competing proposal to acquire Coherent. We believe that II-VI and Coherent are an ideal combination that will help us address megatrends for decades to come, which is why we are making what we believe is a compelling offer to purchase Coherent. Having said that, no matter the outcome of this process, II-VI is performing extraordinarily well, as we saw most recently from our strong fiscal Q2 earnings results.

In terms of next steps, we anticipate that Coherent will review our proposal and discuss it with us – and we hope those conversations lead to a transaction agreement. In the meantime, it remains business as usual here at II-VI. I expect news of our offer to generate interest from the media and our investors. If you receive any inquiries, please do not comment, but direct them to Corporate Communications at corporate.communications@ii-vi.com.

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I hope you share in my excitement about this potential transaction and the benefits it offers II-VI and all our stakeholders. As always, I am deeply grateful for the great work you do every day and I thank you all for your great dedication to our company.

Sincerely,

Walter R. Bashaw II

President

Forward-looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this communication involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

The Company believes that all forward-looking statements made by it in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020; (iii) the purchasing patterns of customers and end-users; (iv) the timely release of new products, and acceptance of such new products by the market; (v) the introduction of new products by competitors and other competitive responses; (vi) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (vii) the Company’s ability to devise and execute strategies to respond to market conditions; (viii) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics and outbreaks that may arise; (ix) the outcome of any discussions between the Company and Coherent (“Coherent”) with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any transaction will be materially different from those described herein; (x) the conditions to the completion of the

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proposed transaction, including the receipt of any required stockholder and regulatory approvals; (xi) the Company’s ability to finance the proposed transaction with Coherent and the substantial indebtedness the Company expects to incur in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; (xii) the possibility that the Company may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; and (xiii) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI (and, if a negotiated transaction is agreed to, Coherent) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Participants in the Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

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